                                                               EXHIBIT 99 (a)(7)

                         FORM OF LETTER TO SHAREHOLDERS

                       [Chester Bancorp, Inc. Letterhead]





                                  July 10, 2001


Dear Shareholder:

            Our board of directors has approved the repurchase of 250,000 shares of our Common Stock at a purchase price of $17.75 per share, net cash to the seller, without interest, through a procedure commonly referred to as an issuer tender offer. Upon expiration of the offer, we will purchase those Common shares tendered up to 250,000 common shares at the purchase price. No brokerage fees or commissions will be charged to you if you tender shares you hold directly. If you have shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

            We encourage you to read carefully the Offer to Purchase, Letter of Transmittal and related documents. Neither Chester Bancorp, Inc. nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares, or at what price shares should be tendered. Directors and officers of Chester Bancorp, Inc. have indicated that they do not intend to tender shares pursuant to our offer.

            To assist us with this offer, we have engaged Chester National Bank to serve as information agent. All questions and requests for documents should be directed to Chester National Bank. You may reach Chester National Bank at the address on the last page of the Offer to Purchase, or by calling 618-826-5038 or 800-851-5371 ext. 301.

            Please note that the offer is scheduled to expire at 5:00 p.m., Central Daylight Time, on August 15, 2001, unless extended by Chester Bancorp, Inc. Again, we encourage you to read carefully the enclosed materials.

            Thank you for your consideration.



                                       Sincerely,



                                       /s/ Michael W. Welge
                                       -----------------------------------------

                                       Michael W. Welge
                                       Chairman of the Board, President and
                                       Chief Financial Officer